MINTZ LEVIN                                                      Chrysler Center
                                                                666 Third Avenue
                                                             New York, NY  10017
                                                                    212-935-3000
TODD E. MASON | 212 692 6731 |  tmason@mintz.com                212-983-3115 fax
                                                                   www.mintz.com

                                                                   April 5, 2006

VIA EDGAR AND FEDEX
-------------------

Linda Cvrkel, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE: NAVIOS MARITIME HOLDINGS INC.
             REGISTRATION STATEMENT ON FORM F-1, AMENDMENT NO. 2
             FILED NOVEMBER 2, 2005
             FILE NO. 333-129382

Dear Ms. Cvrkel:

     On behalf of Navios Maritime Holdings Inc. (the "Company"), we respond as follows to the Staff's legal comments dated December 22, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, the enclosed copy of which has been marked with the changes from the Amendment
No. 1 filing, however, please note, as discussed with the Staff, as a result of the passage of time and updated financial and related information, most of the pages contain changed language. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response to each comment immediately thereafter.

Description of Securities, Page 89
----------------------------------

1.   Your response to our prior comment 29 indicates that exhibit 10.8 was filed as an exhibit. Please file this exhibit in Edgar with your next amendment.

     WE HAVE FILED EXHIBIT 10.8 IN ACCORDANCE WITH THE STAFF'S REQUEST.

Summary Consolidated Financial Data, Page 4
-------------------------------------------
Selected Consolidated Financial Data, Page 20
---------------------------------------------

2.   Revise to label the financial information presented for all periods prior to the August 25, 2005 merger transaction as that of the "predecessor"
     entity.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
April 5, 2006

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST.

3.   The basic and diluted earnings per share information presented for the predecessor entity appears to be in error as it is based on the accounting acquirer's outstanding common shares. Please revise the predecessor entity's earnings per share computations so that they are based on the\predecessor entity's outstanding shares rather than the accounting acquirers. Also, pro forma earnings per share information, giving effect to the acquisition transaction, should be presented only for the latest fiscal year and subsequent interim period presented. The "Income" (loss) per common share for successor, pro forma for predecessor, and the "Book Value per common share" information included in the "Other Financial Data" for all historical periods should also be similarly revised or deleted.

     RAVI RAO FROM PRICEWATERHOUSECOOPERS DISCUSSED THE CALCULATION OF EARNINGS
     PER SHARE VIA TELEPHONE WITH HEATHER TRESS, STAFF ACCOUNTANT ON JANUARY 4,
     2006. THE COMPANY HAS SINCE RECONSIDERED THE CALCULATION OF BASIC AND
     DILUTED EARNINGS PER SHARE FOR THE PREDECESSOR ENTITY AND, IN RESPONSE TO
     THE STAFF'S COMMENT, WE HAVE REVISED THE CALCULATION FOR THE PREDECESSOR
     PERIODS BASED ON THE PREDECESSOR'S OUTSTANDING SHARES RATHER THAN THE
     OUTSTANDING SHARES OF THE SUCCESSOR. THE PRO FORMA EARNINGS PER SHARE AND
     BOOK VALUE PER SHARE AMOUNTS HAVE BEEN REVISED AS PER THE STAFF'S REQUEST.

For the combined nine month period ended September 30, 2005
compared to the nine months ended September 30, 2004, Page 36
-------------------------------------------------------------
Depreciation and Amortization, Page 38
--------------------------------------
Net Interest Expense, Page 38
-----------------------------

4.   Revise to quantify the expected annual impact that the increased depreciation and amortization expense and increased interest expense resulting from the merger transaction will have on the Company's future results of operations.

     THE PROSPECTUS HAS BEEN UPDATED AND NOW INCLUDES AN OPERATING AND FINANCIAL
     REVIEW AND PROSPECTS FOR CALENDAR 2005. WE HAVE ADDED DISCLOSURE OF THE
     INCREASED DEPRECIATION AND AMORTIZATION EXPENSE ASSOCIATED WITH THE MERGER
     TRANSACTION IN ACCORDANCE WITH THE STAFF'S REQUEST. WE HAVE ALSO ADDED
     DISCLOSURE ASSOCIATED WITH THE ESTIMATED INCREASE IN ANNUAL INTEREST
     EXPENSE ASSOCIATED WITH THE ACQUISITION OF NAVIOS BY ISE.

Dividend Policy, Page 49
------------------------

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
April 5, 2006

5.   Revise to disclose the aggregate dollar amount of the dividend that the
     Company expects to declare in respect to the fourth quarter of 2005.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST.

Unaudited Pro Forma Consolidated Statement of Operations
--------------------------------------------------------
Nine months ended September 30, 2005, page 78
---------------------------------------------
Year ended December 31, 2004, page 79
-------------------------------------

6.   Please revise to reflect the pre and post-merger results of operations of
     Navios in separate columns in the pro forma statement of operations. The amounts reflected in each column should be labeled as those of the predecessor and successor entities and should agree to the amounts reflected in Navios' interim financial statements included on page F-4.

     THE PRO FORMA STATEMENT OF OPERATIONS HAS BEEN UPDATED TO INCLUDE RESULTS
     FOR ALL OF 2005. IN ACCORDANCE WITH THE STAFF'S REQUEST, THE PRE AND POST
     MERGER RESULTS HAVE BEEN SPLIT AND LABELED. THE 2004 PRO FORMA STATEMENT OF
     OPERATIONS HAS BEEN REMOVED AS IT IS NO LONGER REQUIRED.

7.   Refer to footnote (e) - Based upon the disclosures provided in footnote (e)
     we are unable to determine how the pro forma adjustments to depreciation and amortization expense for both the year ended December 31, 2004 and the nine months ended September 30, 2004 were calculated or determined. Please provide further explanation in footnote (e) explaining how these adjustments were calculated or determined. A chart showing the amount of the adjustment for each period for each category of assets acquired should be included as part of your revised disclosure.

     FOOTNOTE (D) TO THE PRO FORMA 2005 STATEMENT OF OPERATIONS HAS BEEN
     EXPANDED TO PROVIDE THE DISCLOSURES REQUESTED BY THE STAFF.

8.   Refer to footnote (f) - We are unable to determine how your pro forma adjustments to interest expense for the year ended December 31, 2004 and the nine months ended September 30, 2005 were calculated or determined.
     Please revise to disclose both the amount of the adjustment associated with the new debt obtained to fund the merger and the debt of Navios that was repaid. Also, disclose the significant assumptions (i.e., interest rate and balance of debt) used to calculate the adjustments associated with both the debt obtained to fund the merger and the debt repaid.

     FOOTNOTE (E) TO THE PRO FORMA 2005 STATEMENT OF OPERATIONS HAS BEEN
     EXPANDED TO PROVIDE THE DISCLOSURES REQUESTED BY THE STAFF.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
April 5, 2006

9.   Your pro forma basic and diluted earnings per share for the nine months
     September 30, 2005 appear to be in error based on the basic and diluted weighted average number of shares disclosed on page 78. It appears these amounts should be $.69 and $.56, respectively. Please advise or revise as appropriate.

     THE EPS CALCULATIONS FOR THE PRO FORMA 2005 STATEMENT OF OPERATIONS HAVE
     BEEN REVISED IN ACCORDANCE WITH THE STAFF'S REQUEST.

Other
-----

10.  Explain in notes to the pro forma financial information why adjustments for the tax affects of the pro forma adjustments have not been provided.

     FOOTNOTE (F) HAS BEEN ADDED TO THE PRO FORMA 2005 STATEMENT OF OPERATIONS
     TO PROVIDE THE TAX DISCLOSURES REQUESTED BY THE STAFF.

Navios Maritime Holdings Inc. Interim Financial Statements
Consolidated Statements of Operations, page F-4
-----------------------------------------------
Note 10: Earnings per share, Page F-19
--------------------------------------

11.  The basic and diluted earnings per share presented for the predecessor entity are incorrect as they are based on the outstanding shares of the accounting acquirer, ISE, rather than on the predecessor entity's outstanding common shares. Please revise the earnings per share amounts presented for all periods prior to the merger so that they are based on the outstanding common shares of the predecessor entity. The disclosures of earnings per share and book value per share information for the predecessor entity included in your Summary and Selected Financial Data on pages 6 and
     20 should be similarly revised.

     THE CALCULATION OF BASIC AND DILUTED EARNINGS PER SHARE FOR THE PREDECESSOR
     PERIOD HAS BEEN REVISED BASED ON THE PREDECESSOR'S OUTSTANDING SHARES
     RATHER THAN THE SUCCESSOR'S IN ACCORDANCE WITH THE STAFF'S REQUEST.

Consolidated Statements of Cash Flow, Page F-5
----------------------------------------------

12.  Please explain why the cash purchase price for Navios and the related borrowings obtained to fund the merger are not reflected as cash flows from investing and financing activities respectively in the consolidated statement of cash flows for the successor entity. Also, please explain the nature of the line item described as "cash received in downstream merger"
     that is reflected as a financing activity in the consolidated statement of cash flows for the successor entity.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
April 5, 2006

     ON AUGUST 25, 2005, INTERNATIONAL SHIPPING ENTERPRISES INC. (ISE) ACQUIRED
     ALL OF THE OUTSTANDING SHARES OF NAVIOS MARITIME HOLDINGS, INC. (NAVIOS).
     IMMEDIATELY FOLLOWING THE ACQUISITION, ISE MERGED INTO ITS NEW SUBSIDIARY,
     NAVIOS, VIA A DOWNSTREAM MERGER. HOWEVER, SINCE ISE, NOT NAVIOS, OBTAINED
     THE FINANCING AND PAID CASH FOR THE ACQUISITION, THESE ARE NOT REFLECTED IN
     THE NAVIOS STATEMENT OF CASH FLOWS AS FINANCING AND INVESTING ACTIVITIES.

     THE LINE ITEM "CASH RECEIVED IN DOWNSTREAM MERGER" REPRESENTS THE CASH
     RECEIVED FROM ISE AT THE DATE OF THE DOWNSTREAM MERGER. THE PUSHDOWN OF THE
     PURCHASE ACCOUNTING ADJUSTMENTS AND THE ASSUMPTION OF THE REMAINING NET
     ASSETS OF ISE ARE DISCLOSED AS NON-CASH INVESTING AND FINANCING ACTIVITIES
     BY REFERENCE TO NOTE 3 AT THE BOTTOM OF THE NAVIOS STATEMENT OF CASH FLOWS
     ON PAGE F-7

Consolidated Statements of Stockholders' Equity, Page F-6
---------------------------------------------------------
Note 10: Earnings per Share, Page F-19
--------------------------------------

13.  We note the following disclosure in the paragraph following the consolidated statements of stockholders' equity of Navios for the nine months ended September 30, 2005 and in Note 10:

         The downstream merger of ISE with and into Navios as described in Note
         2 resulted in Navies shares to reflect those issued by ISE.
         Accordingly, the common stock issued and outstanding is 39,900,000 and is treated as a stock split for purposes of the disclosure and EPS calculations.

     Please explain your basis under generally accepted accounting principles for reflecting ISE's outstanding shares as a stock split. Please note that we do not understand why you believe it is appropriate to reflect ISE's outstanding shares as those of Navios for periods prior to the merger transaction on August 25, 2005, since Navios was not owned or acquired by
     ISE until this time. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

     THE PROSPECTUS HAS BEEN UPDATED AND NOW INCLUDES FINANCIAL STATEMENTS FOR
     CALENDAR YEAR 2005. THE DOWNSTREAM MERGER OF ISE WITH AND INTO NAVIOS IS
     DESCRIBED IN FOOTNOTE 3.

     IN THE PRIOR SUBMISSION, THE PRE-DOWNSTREAM MERGER OUTSTANDING SHARES WERE
     RESTATED IN A MANNER SIMILAR TO A STOCK SPLIT BECAUSE THE NET ACCOUNTING
     RESULT OF THE DOWNSTREAM MERGER WAS THAT OF A SPLIT-UP IN THE FORM OF A
     DOWNSTREAM MERGER. THE ACCOUNTING INVOLVED (I) THE ASSUMPTION OF DEBT AND
     CASH OF $102.3 MILLION (WHICH IS REFLECTED IN THE CASH FLOW STATEMENT AS A
     FINANCING ACTIVITY), (II) THE ACQUISITION OF

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
April 5, 2006

     100% OF OLD COMPANY SHARES, AND (III) THE ISSUANCE OF 39,900,000 NEW
     COMPANY SHARES TO THE FORMER INDIRECT SHAREHOLDERS OF THE OLD COMPANY
     SHARES ON A PRO-RATA BASIS (NOTE THAT $412.0 MILLION) OF THE ISE DEBT
     ASSUMED IN THE DOWNSTREAM MERGER WAS ALREADY REFLECTED ON THE COMPANY'S
     BALANCE SHEET PURSUANT TO THE PUSHDOWN ACCOUNTING RULES). FROM THE
     PERSPECTIVE OF THE COMPANY, ITEMS (II) AND (III) YIELD THE SAME NET RESULT
     AS A STOCK SPLIT. THE RESULT IS THE SAME AS IF THE COMPANY HAD FIRST
     ASSUMED THE CASH AND DEBT FROM ISE, FOLLOWED BY A STOCK SPLIT, FOLLOWED BY
     ISE'S REPURCHASE OF ALL OF ITS OUTSTANDING SHARES BY EXCHANGING THE NAVIOS
     SHARES. BY RESTATING THE HISTORICAL NUMBER OF OUTSTANDING SHARES, THE
     PER-SHARE AMOUNTS FOR THOSE PERIODS WERE CALCULATED ON THE BASIS OF THE
     POST-MERGER NUMBER OF SHARES (I.E., THE NUMBER OF SHARES WHICH WILL BE
     OUTSTANDING AT THE TIME OF THE OFFERING). THE COMPANY BELIEVED THAT THIS
     PRESENTATION WAS CONSISTENT WITH THE SPIRIT AND INTENT OF ARB 43. AS IN
     PARAGRAPH 11 OF ARB 43, THE NUMBER OF SHARES ISSUED WAS SO GREAT THAT IT
     HAD THE EFFECT OF MATERIALLY REDUCING THE SHARE MARKET VALUE, AND THUS HAD
     THE NATURE OF A STOCK SPLIT. WE RESPECTFULLY ACKNOWLEDGE HOWEVER THAT THE
     FORM OF THE TRANSACTION WAS NOT A STOCK SPLIT OR DIVIDEND AS LITERALLY
     PROVIDED FOR IN ARB 43. THEREFORE, IN RESPONSE TO THE STAFF'S COMMENT, THE
     COMPANY HAS RECONSIDERED ITS ACCOUNTING FOR THE SHARES ISSUED IN
     CONJUNCTION WITH THE MERGER. IN LINE WITH OUR RESPONSE TO THE STAFF'S
     COMMENT NO. 3 ABOVE, THE PREDECESSOR HISTORICAL SHARES WILL BE SHOWN FOR
     ALL PERIODS PRIOR TO THE MERGER AND THE SUCCESSOR'S SHARES WILL BE SHOWN
     FOR PERIODS SUBSEQUENT TO THE MERGER. THE FINANCIAL STATEMENTS HAVE BEEN
     REVISED ACCORDINGLY.

Note 2: Acquisition/Reincorporation, Page F-7
---------------------------------------------

14.  We note that you have presented pro forma information in Note 2 on page
     F-10 giving effect to the acquisition of Navios and the related financing transactions as if they had occurred at the beginning of 2005. Please revise to also disclose pro forma results of operations for the comparable periods of the prior year giving effect to these transactions as if they had occurred at the beginning of that period. See Rule 10-01(b)(4) of
     Regulation S-X and paragraph 58b of SFAS No. 141.

     THE PROSPECTUS HAS BEEN UPDATED AND NOW INCLUDES FINANCIAL STATEMENTS FOR
     CALENDAR YEAR 2005. THE PRO FORMA INFORMATION, WHICH IS NOW INCLUDED IN
     FOOTNOTE 3, INCLUDES COMPARATIVE 2004 INFORMATION.

Navios Maritime Holdings Inc. December 31, 2004 Financial Statements
Consolidated Statements of Operations, Page F-24
------------------------------------------------

15.  Please revise to disclose the Company's historical earnings per share for all periods presented.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
April 5, 2006

     THE PROSPECTUS HAS BEEN UPDATED AND NOW INCLUDES FINANCIAL STATEMENTS FOR
     CALENDAR YEAR 2005. EPS CALCULATIONS ARE PRESENTED FOR ALL PERIODS.

Notes to the Consolidated Financial Statements, Page F-27
---------------------------------------------------------
Note 2: Summary of Significant Accounting Policies, Page F-27
-------------------------------------------------------------
Revenue and Expense Recognition, Page F-32
------------------------------------------
Revenue Recognition, Page F-32
------------------------------

16.  We note your response to our prior comment number 35. Please revise Note 2 to include a statement indicating that the impact of not recognizing voyage expenses as incurred was not material to the Company's financial statements for any of the periods presented. This disclosure should also be provided in the notes to the Company's interim financial statements.

     THE PROSPECTUS HAS BEEN UPDATED AND NOW INCLUDES FINANCIAL STATEMENTS FOR
     CALENDAR YEAR 2005. NOTE 2 (T) INCLUDES THE DISCLOSURES REQUESTED.

Note 16: Commitments and Contingencies, Page F-51
-------------------------------------------------

17.  Please revise Note 16 to your financial statements to disclose the amount of your potential exposure to loss resulting from pending litigation and the amount of the related accruals that have been established. If no estimate of the exposure to loss can be made, please include a statement to that effect in the notes to your financial statements. Refer to the requirements of paragraphs 9 and 10 of SFAS No. 5.

     THE PROSPECTUS HAS BEEN UPDATED AND NOW INCLUDES FINANCIAL STATEMENTS FOR
     CALENDAR YEAR 2005. THERE WAS NO PENDING LITIGATION AT THE END OF EITHER
     2005 OR 2004. THERE WERE NO ARBITRATION CLAIMS AT THE END OF 2005 AND THREE
     MINOR CLAIMS OUTSTANDING (LESS THAN 1% OF ASSETS) AT THE END OF 2004 WERE
     SETTLED DURING 2005. SPECIFIC DISCLOSURE OF AMOUNTS HAS BEEN OMITTED ON THE
     BASIS OF MATERIALITY. PLEASE SEE FOOTNOTE 15.

International Shipping Enterprises Inc.
---------------------------------------
Balance Sheet, Page F-56
------------------------

18.  Please revise to eliminate the paragraph preceding the balance sheet presented on page F-56.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Linda Cvrkel, Branch Chief
Securities and Exchange Commission
April 5, 2006

                                Closing Comments
                                ----------------

     WE ACKNOWLEDGE THE STAFF'S COMMENTS AND WILL PROVIDE THE PREVIOUSLY
     REQUESTED ACKNOWLEDGEMENTS AT SUCH TIME AS WE REQUEST ACCELERATION OF THE
     EFFECTIVE DATE OF THE PENDING REGISTRATION STATEMENT.

                                               Sincerely,

                                               /s/ Todd E. Mason

                                               Todd E. Mason

cc:  Angeliki Frangou, Chief Executive Officer
     Navios Maritime Holdings, Inc.

     Heather Tress, Staff Accountant
     Securities and Exchange Commission

     H. Christopher Owings, Assistant Director
     Securities and Exchange Commission

     Lisa Beth Lentini, Attorney-Advisor
     Securities and Exchange Commission

     Kenneth R. Koch